[LOGO, JILIN CHEMICAL INDUSTRIAL COMPANY]


PRESS RELEASE                             FOR IMMEDIATE RELEASE

For further information, please contact:

Jilin Chemical Industrial Company         Tel: (86) 432-390 3651
Mr. Li Chunqing                           Fax: (86) 432-302 8126
                                          E-mail: jcic@jcic.com.cn

Fortune China Public Relations Ltd.       Tel: (852) 2838 1162
Ms. Gladys Lee                            Fax: (852) 2834 5109
                                          E-mail: gladys.lee@fortunechina.com.hk

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
ANNOUNCES 2004 ANNUAL RESULTS

(Hong Kong, March 17, 2005) -- Jilin Chemical Industrial Company Limited (HKSE:
0368, NYSE: JCC) announced its audited results for the year ended December 31, 2004, based on its financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

Turnover for 2004 was RMB31,857 million (approximately US$3,849 million), representing an increase of 54.3% as compared with 2003. The Company experienced a net profit of RMB2,545 million (approximately US$307 million) compared with net profit of RMB428 million (approximately US$52 million) in 2003. Net profit per share in 2004 was RMB0.71 (approximately US$0.09) compared with profit per share of RMB0.12 (approximately US$ 0.01)in 2003.

The Board has resolved not to declare any final dividend for the year ended December 31, 2004.

Notwithstanding several unfavorable market factors such as price rises in raw materials such as crude oil and a shortage of rail capacity in China, the Group introduced a series of measures to improve corporate management, enhance the
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operation of production facilities, strengthen internal control systems, improve marketing strategies and strengthen financial management. In 2004 the Company achieved a historical high in various key production benchmarks with respect to the processing volume of crude oil, sales volume of products, as well as the output of ethylene, gasoline and diesel oil. The selling price of the Group's products increased substantially from 2003. All these factors effectively mitigated the adverse impact on production costs of an increase from the prices of raw materials. As a result, the operating results of the Group improved substantially in 2004 as compared to 2003.

Looking forward to 2005, the Company anticipates that international crude oil prices will continue to fluctuate within a higher price range. The average price of the Company's products may be lower than in 2004, which will generally both opportunities as well as challenges for the Company. The domestic economy is expected to continue to develop at a relatively stable but fast pace, and various policies in connection with the promotion of established industrial production facilities in north-eastern China by the State are expected to be further implemented. Fluctuations in the prices of raw materials such as crude oil within a higher price range should keep pressure on production costs. Scheduled maintenance of the Company's facilities should shorten the period of production, thus creating challenges for the Company achieving objectives in 2005 similar to 2004. To address these challenges, the Company plans to operate in accordance with the following principles:

      1. Further pursue the business concept where "enterprises shall operate according to market demand; production plans shall be changed in line with the market development; and all works shall be done for the purpose of achieving efficient results" to fully strengthen the Company's business operations.

      2. Further pursue the safety concept where "objective standards of production for a refinery enterprise shall be complied with, stringent safety management shall be implemented and safety shall be ensured" to improve the safety of production in all aspects.

      3. Further pursue the management concept of "People-oriented, strict and micro-management" to fully strengthen the "Three Foundations" work of the Company.
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      4.    Further strengthen the concept of risk control.

In conclusion, the Company plans to continue to pursue the principles of "Unity, Determination and Contribution" which have helped the Company move from loss-making to profitable, and shall identify and seize opportunities to expand its business by removing any obstacles ahead and by adopting active and flexible business strategies, so that all annual production and operation targets of this year could be achieved and good operating results could be maintained to reward its shareholders.

JILIN CHEMICAL IS ONE OF THE LARGEST PRODUCERS OF BASIC CHEMICALS AND CHEMICAL RAW MATERIALS, AND ONE OF THE LARGEST DIVERSIFIED CHEMICAL ENTERPRISES IN THE PRC. ITS PRIMARY BUSINESS COMPRISES THE PRODUCTION OF PETROLEUM PRODUCTS, PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS, SYNTHETIC RUBBER PRODUCTS, CHEMICAL FERTILIZERS AND OTHER CHEMICAL PRODUCTS.

*IN THIS STATEMENT, AMOUNTS IN RENMINBI HAVE BEEN CONVERTED INTO UNITED STATES DOLLARS AT THE RATE OF US$1.00=RMB8.2765, AS ANNOUNCED BY THE PEOPLE'S BANK OF CHINA AS OF DECEMBER 31, 2004.

Forward - looking Statements:

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates", "shall" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government's macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company's raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company's profitability; the risk that new marketing and sales strategies and improvements to various management systems may not be effective; the risk that the Company may not be able to improve its safety or archive its often objectives for 2005;
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the risk that fluctuations in demand for the Company's products may cause the
Company to either over-invest or under-invest in production capacity in its major production categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company's shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company's existing and potential markets; and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.